Hess Corporation
1185 Avenue of the Americas
New York, N.Y. 10036
November 12, 2010
Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. H. Roger Schwall

Re:	Hess Corporation Registration Statement on Form S-4 File No. 333-169009
Dear Mr. Schwall:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Hess Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-169009) to November 15, 2010 at 5:00 p.m., or as soon as practicable thereafter.
     The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Kevin Keogh of White & Case LLP at (212) 819-8227 with any questions you may have concerning this request.
Sincerely,
Hess Corporation

By:	/s/ Timothy B. Goodell

Timothy B. Goodell
Senior Vice President and General Counsel

cc:	Kevin Dougherty, Division of Corporation Finance Kevin Keogh Greg Pryor Barry Schachter, White & Case LLP